UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On May 15, 2026, acting by written consent, a majority of our shareholders approved a proposal granting the Board of Directors the authority to consolidate our issued and unissued ordinary shares at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for one hundred (100), with the exact ratio to be determined by the Board in its sole discretion and to be implemented no later than 180 days following the resolution.

Also on May 15, 2026, following the shareholder approval discussed above, our Board of Directors, acting pursuant to the authority granted by the shareholders, approved a reverse split of the Company’s ordinary shares at a ratio of one (1) ordinary share for every four (4) ordinary shares held. Fractional shares resulting from the split will be rounded up to the next whole share. Additional disclosure will be provided regarding the anticipated market effective date of the reverse split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2026	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

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